Woodpecker Technologies, LLC
Statement of Changes in Members' Equity (Deficit)
From June 30, 2017 (Inception) to December 31, 2017
(Unaudited)

	Membership interests		Capital in Excess of Par Value	Retained Deficit	Total Members' Equity (Deficit)
	Units	Amount			
Balance, June 30, 2017 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of membership interest units	10,000,000	-	1,480		1,480
Net loss				(10,202)	(10,202)
Balance, December 31, 2017	10,000,000	$ -	$ 1,480	$ (10,202)	$ (8,722)